UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

InferX Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	[None]

1	NAMES OF REPORTING PERSONS
Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,120 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

396,120 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,120 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.98%(2)

12	TYPE OF REPORTING PERSON

PN
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”) Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge Fund and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(2) This percentage is calculated based upon 13,285,383 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Page 2 of 9 pages

CUSIP No.	[None]

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,120 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

396,120 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,120 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.98%(2)

12	TYPE OF REPORTING PERSON

PN
1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly own any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(2) This percentage is calculated based upon 13,285,383 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Page 3 of 9 pages

CUSIP No.	[None]

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,120 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

396,120 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,120 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.98%(2)

12	TYPE OF REPORTING PERSON

OO
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund.
(2) This percentage is calculated based upon 13.285,383 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Page 4 of 9 pages

CUSIP No.	[None]

Item 1(a).	Name of Issuer:
InferX Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
46950 Jennings Farm Drive, Suite 290
Sterling, VA 20164

Item 2(a).	Name of Person Filing:
Lacuna Hedge Fund LLLP (“Lacuna Hedge Fund”)
Lacuna Hedge GP LLLP (“Lacuna Hedge GP”)
Lacuna, LLC (“Lacuna LLC” and, collectively with Lacuna Hedge Fund and Lacuna Hedge GP, the “Lacuna Entities”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Lacuna LLC
1100 Spruce Street, Suite 202
Boulder, CO 80302

Item 2(c).	Citizenship:
Lacuna Hedge Fund — Delaware, USA
Lacuna Hedge GP — Delaware, USA
Lacuna LLC — Delaware, USA

Item 2(d).	Title of Class of Securities:
Common Stock, $.0001 par value

Item 2(e).	CUSIP Number:
None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Page 5 of 9 pages

CUSIP No.	[None]

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer held by the Reporting Persons filing this statement on Amendment No. 1 to Schedule 13G is provided as of December 31, 2009:

	Lacuna Entities(1)	Lacuna LLC	Lacuna GP	Lacuna Hedge Fund

(a)	Beneficial Ownership	396,120	396,120	396,120
(b)	Percentage of Class (2)	2.98%	2.98%	2.98%
(c)(i)	Sole Voting Power	0	0	0
(c)(ii)	Shared Voting Power	396,120	396,120	396,120
(c)(iii)	Sole Dispositive Power	0	0	0
(c)(iv)	Shared Dispositive Power	396,120	396,120	396,120

(1)
This Amendment No. 1 to Schedule 13G is filed by Lacuna Entities. The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge Fund. Neither Lacuna LLC or Lacuna Hedge GP directly owns any securities of the Issuer. Each of Lacuna Entities may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge Fund. These shares do not include 5,427 shares held by Richard O’Leary, who is a member of Lacuna LLC.

(2)	This percentage is calculated based upon 13,285,383 shares of the Issuer’s Common Stock outstanding as of December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Under certain circumstances set forth in the Lacuna Hedge Fund partnership agreement, the general partners and the limited partners of such entity may have the right to receive dividends or distributions from, or the proceeds from the sale of, the Common Stock of the Issuer owned by such entity. No such partner’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 9 pages

CUSIP No.	[None]
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 19, 2010

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

/s/ Wink Jones

Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

/s/ Wink Jones

Wink Jones, Managing Director

LACUNA, LLC

/s/ Wink Jones

Wink Jones, Managing Director

Page 7 of 9 pages

CUSIP No.	[None]
EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.

Page 8 of 9 pages